SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration 1431-1

MINUTES OF THE 503th MEETING OF THE FISCAL COUNCIL OF COPEL, HELD ON AUGUST 08, 2023. --------------------------------------------------------------------------

On August 08, 2023, at 07:30 p.m., the undersigned Fiscal Council members met over videoconferencing. Item 1. Analysis and opinion on the Company’s management proposal referring to the share capital increase and the issue of new common shares by the Company under the public offering for primary and secondary distribution, all of which registered, book-entry with no par value and free and clear of any liens or encumbrances (“Shares”), making up the (i) primary distribution of common shares to be issued by the Company (“Primary Offering”); and (ii) secondary distribution of Shares held and to be sold by the Paraná State (“Secondary Offering”) simultaneously in Brazil and abroad (“Offering”).
Mr. Cassio Santana da Silva, Business Development Officer, and Mr. Adriano Rudek de Moura, Chief Financial and Investor Relations Officer, together with their teams, presented the Company’s management proposal for the share capital increase and the issue of new common shares by the Company, within the scope of the Offering, to be conducted within the limits of the authorized capital provided for in paragraph 1st of article 5 of the Company’s Bylaws. After analyzing the provided documentation, which was filed under the custody of the Corporate Governance Department, discussing the matter and seeking clarification deemed necessary, the Fiscal Council, by a unanimous vote and without reservations, expressed an opinion in favor of the Company’s management proposal to increase the share capital and issue new common shares, within the scope of the Offering, to be carried out within the limits of the authorized capital provided for in paragraph 1st of article 5 of the Company’s Bylaws, subject to the issuance of an order, by the Government of the State of Paraná, duly assisted by the Control Council of State-Owned Companies - CCEE, formalizing the share price for the Secondary Offering, which will be the same value to be adopted for the Primary Offering ("Aprovação do Estado"). It was registered that: (1) the Offering will initially consist of the public distribution of 549,171,000 (five hundred and forty-nine million, one hundred and seventy-one thousand) Shares issued by the Company, being 229,886,000 (two hundred and twenty-nine million, eight hundred and eighty-six thousand) new Shares issued by the Company in the Primary Offering and 319,285,000 (three hundred and nineteen million, two hundred and eighty-five thousand) Shares issued by the Company, held and to be sold by the State of Paraná in the Secondary Offering, in the over-the-counter market, under the coordination of the intermediary institutions contracted within the scope of the Offering (“Joint Bookrunners”), in compliance with CVM Resolution 160, of July 13, 2022, as amended (“CVM Resolution 160”), and other applicable regulations; (2) the price per Share under the Offering (“Price per Share”) was set after completion of the bookbuilding procedure conducted together with Professional Investors, as per article 11 of CVM Resolution 30, of May 11, 2021, as amended (“Professional Investors”), in Brazil, and with investors deemed not to be resident or domiciled in the United States or not incorporated under the laws of the United States (non-US persons), pursuant to Regulation S, issued by the Securities and Exchange Commission, under the Securities Act, and subject to legislation applicable in the country of residence of each investor, and, in both cases, provided that such investors invest in Brazil through investment mechanisms regulated by the National Monetary Council, Central Bank,

Securities Commission and other legal and regulatory provisions applicable abroad (“Bookbuilding Procedure”). The Price per Share, calculated based on (i) the price of Shares traded on B3; (ii) the interest shown by virtue of quality and quantity in terms of demand (volume and price) for the Shares during the bookbuilding procedure conducted with Professionals Investors; (3) the Company’s share capital increase within the limits of its authorized capital, pursuant to paragraph 1 of article 5 of the Company’s Bylaws, will be set at BRL 1,896,559,500.00 (one billion, eight hundred and ninety-six million, five hundred and fifty-nine thousand, five hundred reais), through the issue of 229,886,000 (two hundred and twenty-nine million, eight hundred and eighty-six thousand) new common shares that are the object of the Primary Offering, all of which registered, book-entry with no par value, each at the issue price of BRL 8.25 (eight reais and twenty-five cents), BRL 10,800,000,000.00 (ten billion, eight hundred million reais), divided into 1,054,090,460 (one billion, fifty-four million, ninety thousand, four hundred and sixty) common shares and 1,682,463,290 (one billion, six hundred and eighty-two million, four hundred and sixty-three thousand, two hundred and ninety) preferred shares for the amount of BRL 12,696,559,500.00 (twelve billion, six hundred and ninety-six million, five hundred and fifty-nine thousand, five hundred reais) divided in 1,283,976,460 (one billion, two hundred and eighty-three million, nine hundred and seventy-six thousand, four hundred and sixty) common shares and 1,682,463,290 (one billion, six hundred and eighty-two million, four hundred and sixty-three thousand, two hundred and ninety) preferred shares; (4) the partial distribution has not been authorized within the scope of the Offering; (5) the Shares subscribed within the scope of the Primary Offering shall be paid up in cash, upon subscription, in national currency; and (6) the Offering was conducted by taking away preemptive rights of the Company’s current shareholders to subscribe the Shares to be issued within the scope of the Primary Offering, pursuant to item I of article 172 of the Brazilian Corporate Law, and paragraph 10 of article 5 of the Company’s Bylaws, granting shareholders priority rights to subscribe up to all Shares issued by the Company within the scope of the Primary Offering, and prioritizing the Company’s employees and retirees to subscribe up to 2%, pursuant to the applicable legislation; and the Fiscal Council members issued an Opinion, transcribed as follows, intended for the Company’s Shareholders: FISCAL COUNCIL’S OPINION ON THE COMPANY’S MANAGEMENT PROPOSAL REFERRING TO THE SHARE CAPITAL INCREASE AND THE ISSUE OF NEW COMMON SHARES BY THE COMPANY UNDER THE PUBLIC OFFERING FOR PRIMARY AND SECONDARY DISTRIBUTION, ALL OF WHICH REGISTERED, BOOK-ENTRY WITH NO PAR VALUE AND FREE AND CLEAR OF ANY LIENS OR ENCUMBRANCES (“SHARES”), MAKING UP (I) THE PRIMARY DISTRIBUTION OF COMMON SHARES TO BE ISSUED BY THE COMPANY (“PRIMARY OFFERING”); AND (II) THE SECONDARY DISTRIBUTION OF SHARES HELD AND TO BE SOLD BY THE STATE OF PARANÁ (“SECONDARY OFFERING”) SIMUALTANEOUSLY IN BRAZIL AND ABROAD (“OFFERING”) - The undersigned Fiscal Council members of Companhia Paranaense de Energia - Copel, pursuant to their legal and statutory duties and responsibilities, analyzed the Company’s management proposal to increase the share capital and issue new common shares by the Company, within the scope of the Offering, to be conducted within the limits of the authorized capital provided for in paragraph 1 of article 5 of the Company’s Bylaws, to be approved the Company’s Board of Directors at the meeting held on this date. The minutes were received and analyzed individually by the directors in advance of the meeting and previously discussed with Management. Based on the work carried out, the analyzes carried out, the follow-up of the discussions on the reasons and the clarifications provided by the Management, the Audit Committee members record that they have a favorable opinion, without reservations, on the proposal to increase the Company's capital stock and the issuance of new common shares issued by the Company, within the scope of the Offering, to be carried out within the authorized capital limit provided for in article 5, paragraph 1, of the Company's Bylaws, subject to the issuance of an order, by the Government of the State of Paraná, duly advised by the Control Council of State-Owned Companies (CCEE), formalizing the share price for the Secondary Offering, which will be the same value to be adopted for the Primary Offering (“State Approval”). Curitiba, August 8, 2023. (a) DEMETRIUS NICHELE MACEI (president), HARRY FRANÇÓIA JÚNIOR and JOSÉ PAULO DA SILVA FILHO. There being no further business to discuss, Mr. Chairman closed the meeting.---------------------

(electronically signed) DEMETRIUS NICHELE MACEI (chairman of the fiscal council), HARRY FRANÇÓIA JÚNIOR and JOSÉ PAULO DA SILVA FILHO.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 09, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.